June 16, 2008
VIA FACSIMILE & EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	CPEX Pharmaceuticals, Inc.
Registration Statement on Form 10 (File No. 001-33895)
Dear Mr. Riedler,
          CPEX Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-33895), be accelerated by the Securities and Exchange Commission (the “Commission”) to 9:00 a.m. on June 17, 2008, or as soon as practicable thereafter.
          The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company respectfully requests that it be notified of such effectiveness by a telephone call to Marie L. Gibson of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3207 and that such effectiveness also be confirmed in writing.

Very truly yours,

CPEX PHARMACEUTICALS, INC.
By:	/s/ Robert P. Hebert
	Name:	Robert P. Hebert
	Title:	Chief Financial Officer

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